EXHIBIT 11.  EARNINGS PER SHARE CALCULATIONS

Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares outstanding for the year. Diluted earnings (loss) per share is similar except that the weighted average number of shares outstanding is increased by shares issuable upon exercise of stock options and warrants for which the market price exceeds exercise price, less shares which could have been purchased by the Company with the related proceeds.


                                         THREE MONTHS ENDED            THREE MONTHS ENDED
                                           AUGUST 31, 2001               AUGUST 31, 2000
                                         BASIC       DILUTED           BASIC      DILUTED
                                     -------------------------     ------------------------
Net earnings (loss)                     (21,798)       (21,798)        33,293        33,293
                                     -------------------------     ------------------------

Average shares outstanding              813,565        813,565        809,558       809,558

  Effect of dilutive securities:
            Options and Warrants*             0              0              0        99,035
                                     -------------------------     ------------------------

Equivalent shares                       813,565        813,565        809,558       908,593
                                     -------------------------     ------------------------

Earnings (loss) per share            $    (0.03)    $    (0.03)    $     0.04    $     0.04
                                     =========================     ========================

*All potential common shares are antidilutive for the period ended August 31,
2001


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